TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 17, 2003

<u>**Second Bancorp Incorporated**</u>

(Exact name of registrant as specified in its charter)

Ohio	**0-15624**	**34-1547453**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On July 17, 2003, the Company issued the following press release:

**SECOND BANCORP REPORTS SECOND QUARTER EARNINGS
UP 25% OVER A YEAR AGO**

Warren, Ohio, July 17, 2003—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") reported consolidated net income for second quarter 2003 of $5,438,000, a 25% increase over the $4,353,000 reported for the same period last year. Year-to-date earnings were $14,099,000, 56% above the $9,036,000 reported for the first half of 2002. On a per share basis, diluted earnings for the just completed quarter were $.57 or 33% above the $.43 reported for the year-ago quarter. Earnings per share for the first two quarters of the year reached $1.46, a 62% improvement over the $.90 reported for the same period last year. Year-to-date 2003 earnings include a one time $3.65 million (or $.38 diluted per share) after-tax gain on the sale of two banking centers completed during the first quarter.

The Company's key ratios for the quarter and for the first half of 2003 were similarly improved over last year. Returns on average assets (ROA) for the quarter and year-to-date were 1.14% and 1.49% respectively compared to 1.01% and 1.06% a year ago. Returns on average equity (ROE) also strengthened to 15.62% for the quarter and 20.54% year-to-date compared to 13.12% and 13.75% respectively last year. The Company's efficiency ratio for the quarter was 56.10% and 51.48% for the first six months of the year compared to the 59.49% and 59.44% reported for the respective year-ago periods. Historically low interest rates continued to pressure Second Bancorp's net interest margin which was 3.19% for the quarter and 3.26% for the first half of 2003. The margin for the same periods last year was 3.69% and 3.70%.

Non-interest income for the quarter was $10.70 million, 164% above the $4.05 million reported last year. Leading that strong performance was $6.31 million in gains on sale of loans reflecting secondary market activity in the Company's mortgage lending line of business, $4.60 million more than was generated in second quarter 2002. Non-interest income was similarly improved for the year's first two quarters reaching $24.96 million (including the above mentioned gain on sale of two banking centers) compared to $9.02 million for the same period last year.

Non-interest expenses for the quarter were $14.02 million, up from $11.28 million a year ago. The quarter-over-quarter increase was led by salaries and benefits which grew $1.32 million primarily reflecting higher pension costs, incentive compensation payouts and additions to staff associated with acquisition activity and growth in the Company's mortgage business.

President and Chief Executive Officer Rick L. Blossom stated "Strategic decisions made several years ago have allowed us to maintain earnings growth at an attractive rate despite persistent margin compression and a slow economy. Aggressive expansion of our mortgage lending business as interest rates fell and the sale of a large percentage of our loan production into the secondary market allowed us to claim a growing share of the booming home finance market without burdening our balance sheet with long-term, fixed-rate loans. As interest rates return to more normal levels and mortgage activity moderates, the profitability of our traditional lending businesses will benefit from expanding margins and, along with our ongoing migration into higher growth markets, will be a driver of future earnings."

Credit quality was stable during the second quarter. Period-end non-performing loans, however, remained at elevated levels generally reflecting economic conditions and the impact of two non-performing commercial credits aggregating $7.2 million in outstandings. John L. Falatok, Senior Vice President and Chief Lending Officer of subsidiary Second National Bank indicated "The referenced credits, first identified and reserved during last year's third quarter, are substantially secured and covered by surety bonds issued by several well capitalized insurance companies. Collection of those loans has been delayed by pending litigation and bankruptcy proceedings but we continue to believe that additional charges to our loan loss reserve resulting from these loans will be minimal." Quarter-end "non-accrual" and "90-days past due but accruing" loans were $12.24 million and $7.23 million respectively compared to $6.29 million and $6.01 for the same periods last year. Net loan charge-offs for the quarter were $2.58 million compared to the $1.38 million taken during second quarter 2002. Falatok further stated "The half million dollar increase in net charge-offs from first quarter levels was the result of the deterioration of a small group of seasoned commercial loans. We believe this quarter-over-quarter result is an anomaly and that net charge-offs levels will generally trend downward during foreseeable reporting periods." The Company's loan loss reserve at the end of the quarter was 1.50% of period-end loans, down slightly from the 1.54% reported a year earlier while non-performing loans as a percentage of total loans has largely stabilized over the last four quarters.

The Company also reported that its Board of Directors declared a nineteen cent ($.19) per share common dividend payable July 31, 2003 to shareholders of record on July 15. That dividend is unchanged from the first quarter of the year and is 5.6% higher than the dividend paid for the second quarter last year.

This announcement contains forward-looking statements that involve risk and uncertainties, including changes in general economic and financial market conditions and the Company's ability to execute its business plans. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

Second Bancorp is a $1.9 billion financial holding company providing a full range of commercial and consumer banking, wealth management, insurance and investment products and services to communities in an eight county area of Northeastern Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc. Additional information about Second Bancorp can be found on the Web at www.secondbancorp.com.

CONTACT: Christopher Stanitz, Executive Vice President, General Counsel and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

Second Bancorp Incorporated and Subsidiaries

Financial Highlights

Quarterly Data

(Dollars in thousands, except per share data)

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Earnings:					
Net interest income	$ 13,790	$ 14,083	$ 13,946	$ 13,954	$ 14,403
Provision for loan losses	2,855	2,173	2,350	1,573	1,303
Non-interest income	10,700	14,211	7,314	6,329	4,053
Security gains (losses)	0	51	(67)	832	0
Trading account losses	0	0	0	0	0
Non-interest expense	14,016	13,673	14,575	11,841	11,283
Federal income taxes	2,181	3,838	840	2,165	1,517
Net income	**$ 5,438**	**$ 8,661**	**$ 3,428**	**$ 5,536**	**$ 4,353**
Per share:					
Basic earnings	0.57	0.90	0.35	0.56	0.44
Diluted earnings	0.57	0.89	0.34	0.55	0.43
Common dividends	0.19	0.19	0.18	0.18	0.18
Book value	14.81	14.36	13.97	14.14	13.71
Tangible book value	12.40	11.95	11.75	11.99	11.85
Market value	25.80	22.15	26.50	26.73	27.30
Weighted average shares outstanding:					
Basic	9,468,639	9,621,709	9,835,995	9,876,844	9,958,928
Diluted	9,558,994	9,715,561	9,967,373	9,993,241	10,087,003
Period end balance sheet:					
Assets	$1,926,233	$1,909,027	$1,894,775	$1,825,235	$ 1,719,744
Securities	556,434	539,309	523,669	535,174	448,736
Total loans	1,199,630	1,215,481	1,167,791	1,153,581	1,092,398
Allowance for loan losses	18,030	17,756	17,595	17,443	16,810
Deposits	1,172,816	1,121,866	1,195,112	1,181,281	1,146,451
Total shareholders' equity	140,215	136,369	136,334	139,682	136,293
Tier I capital	140,335	137,595	138,000	139,983	141,011
Tier I ratio	10.8%	10.5%	10.8%	10.7%	11.9%
Total capital	156,613	154,010	153,925	156,401	155,799
Total capital ratio	12.0%	11.7%	12.1%	11.9%	13.2%
Total risk-adjusted assets	1,300,512	1,311,849	1,272,335	1,312,414	1,181,029
Tier I leverage ratio	7.6%	7.5%	7.7%	8.4%	8.4%
Average balance sheet:					
Assets	$1,908,978	$1,869,524	$1,825,714	$1,770,928	$ 1,727,642
Earning assets	1,789,611	1,750,900	1,712,604	1,657,438	1,618,286
Loans	1,197,300	1,177,617	1,171,162	1,108,133	1,097,302
Deposits	1,159,719	1,135,681	1,180,609	1,173,188	1,153,065
Shareholders' equity	139,269	135,254	137,229	136,494	132,734
Key ratios: (%)					
Return on average assets (ROA)	1.14	1.85	0.75	1.25	1.01
Return on average shareholders' equity (ROE)	15.62	25.61	9.99	16.22	13.12
Net interest margin	3.19	3.33	3.38	3.49	3.69
Net overhead	0.74	(0.12)	1.70	1.33	1.79
Efficiency ratio	56.10	47.48	66.94	56.94	59.49
Credit quality:					
Non-accrual loans	$ 12,238	$ 12,709	$ 13,123	$ 12,756	$ 6,287
Restructured loans	340	374	378	259	197
90 day past due and accruing	7,231	6,623	5,692	6,995	6,011
Non-performing loans	19,809	19,706	19,193	20,010	12,495
Other real estate owned	621	1,270	1,371	1,593	1,644
Non-performing assets	$ 20,430	$ 20,976	$ 20,564	$ 21,603	$ 14,139
Charge-offs	$ 2,721	$ 2,213	$ 2,558	$ 1,116	$ 1,625
Recoveries	139	201	360	176	248
Net charge-offs	$ 2,582	$ 2,012	$ 2,198	$ 940	$ 1,377
Allowance for loan losses as a percent of period-end loans (%)	1.50	1.46	1.51	1.51	1.54
Net charge-offs (annualized) as a percent of average loans (%)	0.86	0.68	0.75	0.34	0.50
Non-performing loans as a percent of loans	1.65	1.62	1.64	1.73	1.14
Non-performing assets as a percent of assets	1.06	1.10	1.09	1.18	0.82

Second Bancorp Incorporated and Subsidiaries

Financial Highlights

Year-to-Date Data

(Dollars in thousands, except per share data)

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Earnings:					
Net interest income	$ 27,873	$ 14,083	$ 56,460	$ 42,514	$ 28,560
Provision for loan losses	5,028	2,173	6,159	3,809	2,236
Non-interest income	24,911	14,211	22,853	15,539	9,210
Security gains (losses)	51	51	592	659	(173)
Trading account losses	0	0	(20)	(20)	(20)
Non-interest expense	27,689	13,673	49,496	34,921	23,080
Federal income taxes	6,019	3,838	6,230	5,390	3,225
Net income	**$ 14,099**	**$ 8,661**	**$ 18,000**	**$ 14,572**	**$ 9,036**
Per share:					
Basic earnings	1.48	0.90	1.82	1.47	0.91
Diluted earnings	1.46	0.89	1.79	1.45	0.90
Common dividends	0.38	0.19	0.72	0.54	0.36
Book value	14.81	14.36	13.97	14.14	13.71
Tangible book value	12.40	11.95	11.75	11.99	11.85
Market value	25.80	22.15	26.50	26.73	27.30
Weighted average shares outstanding:					
Basic	9,552,569	9,621,709	9,905,832	9,929,276	9,948,346
Diluted	9,645,041	9,715,561	10,040,001	10,051,077	10,071,366
Period end balance sheet:					
Assets	$1,926,233	$1,909,027	$ 1,894,775	$ 1,825,235	$ 1,719,744
Securities	556,434	539,309	523,669	535,174	448,736
Total loans	1,199,630	1,215,481	1,167,791	1,153,581	1,092,398
Allowance for loan losses	18,030	17,756	17,595	17,443	16,810
Deposits	1,172,816	1,121,866	1,195,112	1,181,281	1,146,451
Total shareholders' equity	140,215	136,369	136,334	139,682	136,293
Tier I capital	140,335	137,595	138,000	139,983	141,011
Tier I ratio	10.8%	10.5%	10.8%	10.7%	11.9%
Total capital	156,613	154,010	153,925	156,401	155,799
Total capital ratio	12.0%	11.7%	12.1%	11.9%	13.2%
Total risk-adjusted assets	1,300,512	1,311,849	1,272,335	1,312,414	1,181,029
Tier I leverage ratio	7.6%	7.5%	7.7%	8.4%	8.4%
Average balance sheet:					
Assets	$1,889,360	$1,869,524	$ 1,754,156	$ 1,730,190	$ 1,709,483
Earning assets	1,770,363	1,750,900	1,642,907	1,619,420	1,600,096
Loans	1,187,513	1,177,617	1,121,777	1,105,135	1,103,611
Deposits	1,147,766	1,135,681	1,159,350	1,152,186	1,141,511
Shareholders' equity	137,273	135,254	134,178	133,150	131,450
Key ratios: (%)					
Return on average assets (ROA)	1.49	1.85	1.03	1.12	1.06
Return on average shareholders' equity (ROE)	20.54	25.61	13.42	14.59	13.75
Net interest margin	3.26	3.33	3.56	3.63	3.70
Net overhead	0.31	(0.12)	1.62	1.60	1.73
Efficiency ratio	51.48	47.48	60.81	58.57	59.44
Credit quality:					
Non-accrual loans	$ 12,238	$ 12,709	$ 13,123	$ 12,756	$ 6,287
Restructured loans	340	374	378	259	197
90 day past due and accruing	7,231	6,623	5,692	6,995	6,011
Non-performing loans	19,809	19,706	19,193	20,010	12,495
Other real estate owned	621	1,270	1,371	1,593	1,644
Non-performing assets	$ 20,430	$ 20,976	$ 20,564	$ 21,603	$ 14,139
Charge-offs	$ 4,934	$ 2,213	$ 6,584	$ 4,026	$ 2,910
Recoveries	340	201	1,325	965	789
Net charge-offs	$ 4,594	$ 2,012	$ 5,259	$ 3,061	$ 2,121
Allowance for loan losses as a percent of period-end loans (%)	1.50	1.46	1.51	1.51	1.54
Net charge-offs (annualized) as a percent of average loans (%)	0.77	0.68	0.47	0.37	0.38
Non-performing loans as a percent of loans	1.65	1.62	1.64	1.73	1.14
Non-performing assets as a percent of assets	1.06	1.10	1.09	1.18	0.82

Consolidated Statements of Income

Quarterly Data

(Dollars in thousands, except per share data)

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 18,814	$ 18,605	$ 19,637	$ 19,598	$ 19,965
Exempt from federal income taxes	206	211	219	227	233
Securities:					
Taxable	5,518	6,234	5,566	5,963	5,797
Exempt from federal income taxes	714	728	735	722	715
Federal funds sold and other temp. investments	136	123	154	324	394
Total interest income	25,388	25,901	26,311	26,834	27,104
INTEREST EXPENSE					
Deposits	5,563	5,779	6,771	7,526	7,429
Federal funds purchased and securities sold under agreements to repurchase	596	581	700	597	636
Note Payable	54	63	28	10	0
Other borrowed funds	3	3	14	10	2
Federal Home Loan Bank advances	4,649	4,659	4,119	4,003	3,901
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	733	733	733	734	733
Total interest expense	11,598	11,818	12,365	12,880	12,701
Net interest income	13,790	14,083	13,946	13,954	14,403
Provision for loan losses	2,855	2,173	2,350	1,573	1,303
Net interest income after provision for loan losses	10,935	11,910	11,596	12,381	13,100
NON-INTEREST INCOME					
Gain on sale of loans	6,310	4,342	5,462	2,421	1,709
Service charges on deposit accounts	1,555	1,527	1,587	1,505	1,411
Trust fees	563	609	637	596	696
Trading account losses	0	0	0	0	0
Security gains (losses)	0	51	(67)	832	0
Gain on sale of banking centers	0	5,619	0	0	0
Other operating income	2,272	2,114	(372)	1,807	237
Total non-interest income	10,700	14,262	7,247	7,161	4,053
NON-INTEREST EXPENSE					
Salaries and employee benefits	7,642	7,604	7,217	6,494	6,325
Net occupancy	1,125	1,199	1,099	1,119	1,125
Equipment	1,059	1,039	742	931	1,023
Professional services	1,138	767	648	563	443
Assessment on deposits and other taxes	388	392	354	384	330
Amortization of intangible assets	112	118	144	110	111
Merger costs	0	0	10	124	0
Banking center reconfiguration	0	0	2,096	0	0
Other operating expenses	2,552	2,554	2,265	2,116	1,926
Total non-interest expense	14,016	13,673	14,575	11,841	11,283
Income before federal income taxes	7,619	12,499	4,268	7,701	5,870
Income tax expense	2,181	3,838	840	2,165	1,517
Income before accounting change	$ 5,438	$ 8,661	$ 3,428	$ 5,536	$ 4,353
NET INCOME PER COMMON SHARE:					
Basic	$ 0.57	$ 0.90	$ 0.35	$ 0.56	$ 0.44
Diluted	$ 0.57	$ 0.89	$ 0.34	$ 0.55	$ 0.43
Weighted average common shares outstanding:					
Basic	9,468,639	9,621,709	9,835,995	9,876,844	9,958,928
Diluted	9,558,994	9,715,561	9,967,373	9,993,241	10,087,003
Note: Fully taxable equivalent adjustment	$ 495	$ 506	$ 514	$ 511	$ 510

Second Bancorp Incorporated and Subsidiaries

Consolidated Statements of Income

Year-to-Date Data

(Dollars in thousands, except per share data)

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
INTEREST INCOME					
Loans (including fees):					
Taxable	$ 37,419	$ 18,605	$ 79,671	$ 60,034	$ 40,436
Exempt from federal income taxes	417	211	922	703	476
Securities:					
Taxable	11,752	6,234	22,648	17,082	11,119
Exempt from federal income taxes	1,442	728	2,946	2,211	1,489
Federal funds sold and other temp. investments	259	123	1,085	931	607
Total interest income	51,289	25,901	107,272	80,961	54,127
INTEREST EXPENSE					
Deposits	11,342	5,779	29,400	22,629	15,103
Federal funds purchased and securities sold under agreements to repurchase	1,177	581	2,499	1,799	1,202
Note Payable	117	63	38	10	0
Other borrowed funds	6	3	42	28	18
Federal Home Loan Bank advances	9,308	4,659	15,900	11,781	7,778
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	1,466	733	2,933	2,200	1,466
Total interest expense	23,416	11,818	50,812	38,447	25,567
Net interest income	27,873	14,083	56,460	42,514	28,560
Provision for loan losses	5,028	2,173	6,159	3,809	2,236
Net interest income after provision for loan losses	22,845	11,910	50,301	38,705	26,324
NON-INTEREST INCOME					
Gain on sale of loans	10,652	4,342	11,136	5,674	3,253
Service charges on deposit accounts	3,082	1,527	5,823	4,236	2,731
Trust fees	1,172	609	2,715	2,078	1,482
Trading account losses	0	0	(20)	(20)	(20)
Security gains (losses)	51	51	592	659	(173)
Gain on sale of banking centers	5,619	5,619	0	0	0
Other operating income	4,386	2,114	3,179	3,551	1,744
Total non-interest income	24,962	14,262	23,425	16,178	9,017
NON-INTEREST EXPENSE					
Salaries and employee benefits	15,246	7,604	26,345	19,128	12,634
Net occupancy	2,324	1,199	4,480	3,381	2,262
Equipment	2,098	1,039	3,898	3,156	2,225
Professional services	1,905	767	2,139	1,491	928
Assessment on deposits and other taxes	780	392	1,397	1,043	659
Amortization of intangible assets	230	118	475	331	221
Merger costs	0	0	134	124	0
Banking center reconfiguration	0	0	2,096	0	0
Other operating expenses	5,106	2,554	8,532	6,267	4,151
Total non-interest expense	27,689	13,673	49,496	34,921	23,080
Income before federal income taxes	20,118	12,499	24,230	19,962	12,261
Income tax expense	6,019	3,838	6,230	5,390	3,225
Net income	$ 14,099	$ 8,661	$ 18,000	$ 14,572	$ 9,036
NET INCOME PER COMMON SHARE:					
Basic	$ 1.48	$ 0.90	$ 1.82	$ 1.47	$ 0.91
Diluted	$ 1.46	$ 0.89	$ 1.79	$ 1.45	$ 0.90
Weighted average common shares outstanding:					
Basic	9,552,569	9,621,709	9,905,832	9,929,276	9,948,346
Diluted	9,645,041	9,715,561	10,040,001	10,051,077	10,071,366
Note: Fully taxable equivalent adjustment	$ 1,001	$ 506	$ 2,083	$ 1,569	$ 1,058

Second Bancorp Incorporated and Subsidiaries

Consolidated Balance Sheets

(Dollars in thousands)

	June 30	March 31	Dec. 31	Sept. 30	June 30
	2003	2003	2002	2002	2002
ASSETS					
Cash and due from banks	$ 42,194	$ 43,334	$ 60,822	$ 40,815	$ 36,230
Federal funds sold and other temp. investments	44,505	29,523	61,449	15,033	64,194
Securities available-for-sale (at market value)	556,434	539,309	523,669	535,174	448,736
Loans:					
Commercial	571,788	558,499	542,693	520,175	485,652
Consumer	339,723	325,819	322,840	325,088	333,178
Real estate	288,119	331,163	302,258	308,318	273,568
Total loans	1,199,630	1,215,481	1,167,791	1,153,581	1,092,398
Less allowance for loan losses	18,030	17,756	17,595	17,443	16,810
Net loans	1,181,600	1,197,725	1,150,196	1,136,138	1,075,588
Premises and equipment	17,048	16,125	16,632	16,333	16,592
Accrued interest receivable	8,289	9,414	8,762	9,582	8,724
Goodwill and intangible assets	20,230	20,343	20,422	20,224	17,636
Servicing assets	14,880	13,743	12,403	10,961	10,779
Other assets	41,053	39,511	40,420	40,975	41,265
Total assets	$ 1,926,233	$ 1,909,027	$ 1,894,775	$ 1,825,235	$ 1,719,744
LIABILITIES AND SHAREHOLDERS' EQUITY					
Deposits:					
Demand — non-interest bearing	$ 155,285	$ 155,892	$ 179,714	$ 153,341	$ 145,006
Demand — interest bearing	204,430	147,747	103,583	98,359	98,893
Savings	347,722	363,443	405,437	410,322	394,907
Time deposits	465,379	454,784	506,378	519,259	507,645
Total deposits	1,172,816	1,121,866	1,195,112	1,181,281	1,146,451
Federal funds purchased and securities sold under agreements to repurchase	175,011	206,069	138,796	166,532	119,867
Note payable	7,750	14,000	7,000	3,000	0
Other borrowed funds	1,219	155	3,863	3,788	4,249
Accrued expenses and other liabilities	19,612	20,089	17,331	14,583	10,486
Federal Home Loan Bank advances	379,089	379,971	365,844	285,887	271,930
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,521	30,508	30,495	30,482	30,468
Total liabilities	1,786,018	1,772,658	1,758,441	1,685,553	1,583,451
Shareholders' equity:					
Common stock, no par value; 30,000,000 shares authorized;	41,750	41,745	41,763	40,994	38,822
Treasury stock	(34,771)	(33,740)	(27,180)	(23,631)	(19,462)
Other comprehensive income	7,642	6,410	6,656	8,894	7,265
Retained earnings	125,594	121,954	115,095	113,425	109,668
Total shareholders' equity	140,215	136,369	136,334	139,682	136,293
Total liabilities and shareholders' equity	$ 1,926,233	$ 1,909,027	$ 1,894,775	$ 1,825,235	$ 1,719,744
Miscellaneous data:					
Common shares issued	11,055,123	11,041,083	11,041,263	11,024,693	10,932,360
Treasury shares	1,586,484	1,542,784	1,279,009	1,147,849	991,589
Bank owned life insurance (in other assets)	$ 33,769	$ 33,489	$ 33,086	$ 32,677	$ 32,268
Loans serviced for others	$ 1,631,790	$ 1,463,926	$ 1,320,316	$ 1,121,372	$ 1,047,988
Goodwill	$ 16,647	$ 16,647	$ 16,708	$ 17,344	$ 14,645
Other intangibles	3,583	3,696	3,714	2,880	2,991
Total goodwill and intangible assets	$ 20,230	$ 20,343	$ 20,422	$ 20,224	$ 17,636
Mortgage servicing rights (net of allowance)	$ 14,429	$ 13,299	$ 11,967	$ 10,516	$ 10,323
Other servicing assets	451	444	436	445	456
	$ 14,880	$ 13,743	$ 12,403	$ 10,961	$ 10,779
Valuation allowance for mortgage servicing rights included above	$ (6,304)	$ (4,783)	$ (3,794)	$ (3,087)	$ (2,285)

Second Bancorp Incorporated and Subsidiaries

Consolidated Average Balance Sheets

For the Quarter Ended

(Dollars in Thousands)

ASSETS	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Cash and demand balances due from banks	$ 37,686	$ 38,392	$ 35,454	$ 35,266	$ 32,510
Federal funds sold and other temp. investments	50,390	44,849	47,197	80,102	94,687
Securities:					
Trading	0	0	0	0	0
Available-for-sale	541,921	528,434	494,245	469,203	426,297
Total securities	541,921	528,434	494,245	469,203	426,297
Loans:					
Commercial	562,499	551,882	533,996	507,412	510,444
Consumer	336,303	324,729	323,939	319,482	308,804
Real estate	298,498	301,006	313,227	281,239	278,054
Total loans	1,197,300	1,177,617	1,171,162	1,108,133	1,097,302
Allowance for loan losses	17,787	17,566	17,345	16,904	16,830
Net loans	1,179,513	1,160,051	1,153,817	1,091,229	1,080,472
Premises and equipment	16,828	16,508	16,611	16,497	16,849
Goodwill and intangible assets	20,282	20,461	19,676	19,400	18,435
Servicing assets	14,859	13,310	11,832	10,184	10,672
Other	47,499	47,519	46,882	48,609	47,720
Total assets	$1,908,978	$1,869,524	$1,825,714	$1,770,490	$1,727,642

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:					
Demand deposits (non-interest bearing)	$ 159,636	$ 153,223	$ 156,607	$ 145,177	$ 145,418
Demand deposits (interest bearing)	183,323	117,469	100,240	105,903	98,924
Savings	356,281	382,673	411,109	405,813	370,748
Time deposits	460,479	482,316	512,653	516,295	537,975
Total deposits	1,159,719	1,135,681	1,180,609	1,173,188	1,153,065
Federal funds purchased and securities sold under agreements to repurchase	178,618	164,329	165,504	135,611	128,361
Note payable	8,369	9,733	4,107	1,190	0
Borrowed funds	186	455	1,281	1,757	773
Accrued expenses and other liabilities	18,243	17,863	14,306	13,211	10,269
Federal Home Loan Bank advances	374,061	375,710	291,957	278,568	271,968
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,513	30,499	30,721	30,471	30,472
Total liabilities	1,769,709	1,734,270	1,688,485	1,633,996	1,594,908
Shareholders' equity:					
Common stock	41,747	41,757	41,153	39,522	38,421
Treasury shares	(34,127)	(30,666)	(25,050)	(21,641)	(18,291)
Other comprehensive income	7,434	6,778	7,032	7,951	4,503
Retained earnings	124,215	117,385	114,094	110,662	108,101
Total shareholders' equity	139,269	135,254	137,229	136,494	132,734
Total liabilities and shareholders' equity	$1,908,978	$1,869,524	$1,825,714	$1,770,490	$1,727,642

Second Bancorp Incorporated and Subsidiaries

Consolidated Average Balance Sheets

For the Year-to-date period ended:

(Dollars in Thousands)

ASSETS	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Cash and demand balances due from banks	$ 38,037	$ 38,392	$ 34,606	$ 34,320	$ 33,839
Federal funds sold	47,635	44,849	68,503	75,683	73,438
Securities:					
Trading	0	0	40	41	61
Available-for-sale	535,215	528,434	452,587	438,561	422,986
Total securities	535,215	528,434	452,627	438,602	423,047
Loans:					
Commercial	557,220	551,882	517,185	511,520	513,608
Consumer	330,548	324,729	313,760	310,330	305,678
Real estate	299,745	301,006	290,832	283,285	284,325
Total loans	1,187,513	1,177,617	1,121,777	1,105,135	1,103,611
Allowance for loan losses	17,677	17,566	16,992	16,873	16,857
Net loans	1,169,836	1,160,051	1,104,785	1,088,262	1,086,754
Premises and equipment	16,669	16,508	16,602	16,598	16,650
Goodwill and intangible assets	20,371	20,461	19,018	18,797	18,489
Servicing assets	14,089	13,310	10,520	10,078	10,024
Other	47,508	47,519	47,495	47,702	47,242
Total assets	$1,889,360	$1,869,524	$1,754,156	$1,730,042	$1,709,483

LIABILITIES AND SHAREHOLDERS' EQUITY

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Liabilities:					
Demand deposits (non-interest bearing)	$ 156,447	$ 153,223	$ 146,598	$ 143,225	$ 142,233
Demand deposits (interest bearing)	150,578	117,469	101,222	101,553	99,342
Savings	369,404	382,673	374,313	361,913	339,599
Time deposits	471,337	482,316	537,217	545,495	560,337
Total deposits	1,147,766	1,135,681	1,159,350	1,152,186	1,141,511
Federal funds purchased and securities sold under agreements to repurchase	171,513	164,329	136,041	126,112	121,284
Note payable	9,047	9,733	1,335	401	0
Borrowed funds	320	455	1,726	1,876	1,936
Accrued expenses and other liabilities	18,054	17,863	12,000	11,223	10,213
Federal Home Loan Bank advances	374,881	375,710	278,998	274,631	272,630
Corporation-obligated mandatorily redeemable capital securities of subsidiary trust	30,506	30,499	30,528	30,463	30,459
Total liabilities	1,752,087	1,734,270	1,619,978	1,596,892	1,578,033
Shareholders' equity:					
Common stock	41,752	41,757	39,177	38,511	37,997
Treasury shares	(32,406)	(30,666)	(20,590)	(19,087)	(17,789)
Net unrealized holding gains	7,108	6,778	5,996	5,647	4,476
Retained earnings	120,819	117,385	109,595	108,079	106,766
Total shareholders' equity	137,273	135,254	134,178	133,150	131,450
Total liabilities and shareholders' equity	$1,889,360	$1,869,524	$1,754,156	$1,730,042	$1,709,483

Second Bancorp Incorporated and Subsidiaries

Financial Highlights — Non-GAAP Operating Results

Quarterly Data

(Dollars in thousands, except per share data)

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Earnings:					
Net interest income	$13,790	$14,083	$13,946	$13,954	$14,403
Provision for loan losses	2,855	2,173	2,350	1,573	1,303
Non-interest income	10,700	8,592	7,314	6,329	4,053
Security gains (losses)	0	51	(67)	832	0
Trading account losses	0	0	0	0	0
Non-interest expense	14,016	13,673	12,469	11,717	11,283
Federal income taxes	2,181	1,871	1,577	2,208	1,517
Net income	**$ 5,438**	**$ 5,009**	**$ 4,797**	**$ 5,617**	**$ 4,353**
Per share:					
Basic earnings	$ 0.57	$ 0.52	$ 0.49	$ 0.57	$ 0.44
Diluted earnings	0.57	0.52	0.48	0.56	0.43
Key ratios: (%)					
Return on average assets (ROA)	1.14	1.07	1.05	1.27	1.01
Return on average shareholders' equity (ROE)	15.62	14.81	13.98	16.46	13.12
Net interest margin	3.19	3.33	3.38	3.49	3.69
Net overhead	0.74	1.16	1.20	1.30	1.79
Efficiency ratio	56.10	58.98	57.27	56.35	59.49

Second Bancorp Incorporated and Subsidiaries
Reconciliation of GAAP vs. Non-GAAP Operating Results
Quarterly Data

Net income	$5,438	$ 8,661	$3,428	$5,536	$4,353
Adjustments to GAAP to reflect Non-GAAP Operating Basis:					
Add non-recurring costs:					
Sale of banking centers	0	(5,619)	0	0	0
Merger costs	0	0	10	124	0
Banking center reconfiguration	0	0	2,096	0	0
Total adjustments	0	(5,619)	2,106	124	0
Federal income taxes (benefit)	0	(1,967)	737	43	0
Net income	$5,438	$ 5,009	$4,797	$5,617	$4,353

Note: Recap of Income from Mortgage Servicing

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Gross income from servicing	$ 986	$ 903	$ 764	$ 695	$ 650
Amortization of MSRs	(2,101)	(1,549)	(2,322)	(1,125)	(485)
(Excess amortization) / net servicing income	(1,115)	(646)	(1,558)	(430)	165
Change in valuation allowance MSRs	(1,522)	(989)	(707)	(802)	(1,375)
Net derivative gain (loss) – non-hedging	3,035	1,805	(425)	1,087	(95)
Income (loss) from Mortgage Servicing	$ 398	$ 170	$(2,690)	$ (145)	$(1,305)

Second Bancorp Incorporated and Subsidiaries

Financial Highlights — Non-GAAP Operating Results

Year-to-Date Data

(Dollars in thousands, except per share data)

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Earnings:					
Net interest income	$27,873	$14,083	$56,460	$42,514	$28,560
Provision for loan losses	5,028	2,173	6,159	3,809	2,236
Non-interest income	19,292	8,592	22,853	15,539	9,210
Security gains (losses)	51	51	592	659	(173)
Trading account losses	0	0	(20)	(20)	(20)
Non-interest expense	27,689	13,673	47,266	34,797	23,080
Federal income taxes	4,052	1,871	7,011	5,433	3,225
Net income	**$10,447**	**$ 5,009**	**$19,449**	**$14,653**	**$ 9,036**
Per share:					
Basic earnings	$ 1.09	$ 0.52	$ 1.96	$ 1.48	$ 0.91
Diluted earnings	1.08	0.52	1.94	1.46	0.90
Key ratios: (%)					
Return on average assets (ROA)	1.11	1.07	1.11	1.13	1.06
Return on average shareholders' equity (ROE)	15.22	14.81	14.49	14.67	13.75
Net interest margin	3.26	3.33	3.56	3.63	3.70
Net overhead	0.95	1.16	1.49	1.59	1.73
Efficiency ratio	57.49	58.98	58.07	58.36	59.44

Second Bancorp Incorporated and Subsidiaries
Reconciliation of GAAP vs. Non-GAAP Operating Results
Year-to-Date Data

Net income	$14,099	$ 8,661	$18,000	$14,572	$9,036
Adjustments to GAAP to reflect Non-GAAP Operating Basis:					
Add non-recurring costs:					
Sale of banking centers	(5,619)	(5,619)	0	0	0
Merger costs	0	0	134	124	0
Banking center reconfiguration	0	0	2,096	0	0
Total adjustments	(5,619)	(5,619)	2,230	124	0
Federal income taxes (benefit)	(1,967)	(1,967)	781	43	0
Net income	$10,447	$ 5,009	$19,449	$14,653	$9,036

Note: Recap of Income from Mortgage Servicing

	June 2003	March 2003	Dec. 2002	Sept. 2002	June 2002
Gross income from servicing	$ 1,889	$ 903	$ 2,691	$ 1,927	$ 1,232
Amortization of MSRs	(3,650)	(1,549)	(4,335)	(2,013)	(888)
(Excess amortization) / net servicing income	(1,761)	(646)	(1,644)	(86)	344
Change in valuation allowance MSRs	(2,511)	(989)	(2,984)	(2,277)	(1,475)
Net derivative gain (loss) – non-hedging	4,840	1,805	567	992	(95)
Income (loss) from Mortgage Servicing	$ 568	$ 170	$(4,061)	$(1,371)	$(1,226)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: July 17, 2003 /s/ David L. Kellerman

David L. Kellerman
Chief Financial Officer and Treasurer

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